128

08001545

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Thunder Sword Resources

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 02 2008
THOMSON FINANCIAL

FILE NO. 82- 01260 FISCAL YEAR 10-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 3/31/08

82- 1260

THUNDER SWORD RESOURCES INC.

10-31-07
AR/S

(An Exploration Stage Company)

FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

SUPPL

BDO Dunwoody LLP
Chartered Accountants

#604 – 750 West Pender Street
Vancouver, BC, Canada V6C 2T7
Telephone: (604) 689-0188
Fax: (604) 689-9773

AUDITORS' REPORT

To the Shareholders of
Thunder Sword Resources Inc.
(An Exploration Stage Company)

We have audited the balance sheet of Thunder Sword Resources Inc. (An Exploration Stage Company) as at October 31, 2007 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at October 31, 2006 and for the year then ended were audited by other auditors who expressed an opinion without reservation on these financial statements in their report dated February 27, 2007.

(signed) "BDO Dunwoody LLP"

Chartered Accountants

Vancouver, Canada

February 20, 2008

THUNDER SWORD RESOURCES INC.
(An Exploration Stage Company)

BALANCE SHEETS

	OCTOBER 31 2007	2006
ASSETS		
Current		
Cash and cash equivalents	$ 452,280	$ 335,319
GST recoverable	44,111	72,128
Inventory	-	8,543
Prepaid expenses	1,487	1,487
	497,878	417,477
Capital Assets (Note 4)	29,014	12,305
Interest In Mineral Properties (Note 5)	3,266,762	3,085,787
	$ 3,793,654	$ 3,515,569
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 294,436	$ 205,596
Due to related parties (Note 8(c))	605,710	497,434
	900,146	703,030
SHAREHOLDERS' EQUITY		
Share Capital (Notes 2 and 6)	7,187,278	6,886,428
Warrants (Notes 2 and 6)	1,180,000	980,850
Deficit	(5,473,770)	(5,054,739)
	2,893,508	2,812,539
	$ 3,793,654	$ 3,515,569

Nature of Operations and Ability to Continue as a Going Concern – (Note 1)
Commitments – (Notes 5 and 6)

Approved on Behalf of the Board:

"Siegfried Naguschewski"
Director

"Matty Goldstein"
Director

The accompanying notes are an integral part of these financial statements.

THUNDER SWORD RESOURCES INC.
(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT

	YEARS ENDED OCTOBER 31 2007	2006
Sales	$ 23,350	$ 26,600
Cost Of Sales		
Inventory, beginning of year	8,543	16,189
Purchases	184	-
Freight out	4,555	2,597
Warehousing	2,535	7,714
	15,817	26,500
Inventory, end of year	-	8,543
	15,817	17,957
Gross Profit	7,533	8,643
Administrative Expenses		
Advertising and shareholder relations	166,005	113,965
Amortization	7,291	5,274
Automotive and travel	19,187	18,625
Consulting fees – (Note 8)	77,500	75,000
Filing and transfer fees	18,772	34,709
Interest – (Note 8)	55,832	26,552
Office and miscellaneous	9,563	11,720
Professional fees	51,022	60,269
Rent – (Note 8)	37,079	42,399
	442,251	388,513
	(434,718)	(379,870)
Other item		
Interest income	15,687	2,529
Net Loss For The Year	(419,031)	(377,341)
Deficit, Beginning Of Year	(5,054,739)	(4,677,398)
Deficit, End Of Year	$ (5,473,770)	$ (5,054,739)
Basic And Diluted Loss Per Share	$ (0.02)	$ (0.04)
Basic And Diluted Weighted Average Common Shares Outstanding	16,933,515	10,493,833

The accompanying notes are an integral part of these financial statements.

THUNDER SWORD RESOURCES INC.
(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

	YEARS ENDED OCTOBER 31 2007	2006
Cash Flows From (Used By):		
Operating Activities		
Net loss for the year	**$ (419,031)**	$ (377,341)
Adjustment for items not affecting cash:		
Amortization	**7,291**	5,274
Interest accrued	**55,833**	25,282
	(355,907)	(346,785)
Changes in non-cash working capital items:		
Accounts receivable	**-**	5,566
GST recoverable	**28,017**	(72,128)
Inventory	**8,543**	7,646
Accounts payable and accrued liabilities	**88,840**	160,715
	(230,507)	(244,986)
Financing Activities		
Related party advances, net of repayment	**52,443**	181,937
Shares issued	**500,000**	1,951,060
Option payments received on interest in mineral property	**1,058,598**	-
	1,611,041	2,132,997
Investing Activities		
Interest in mineral properties	**(1,239,573)**	(1,553,160)
Purchase of capital assets	**(24,000)**	-
	(1,263,573)	(1,553,160)
Increase In Cash	**116,961**	334,851
Cash and Cash Equivalents, Beginning Of Year	**335,319**	468
Cash and Cash Equivalents, End Of Year	**$ 452,280**	$ 335,319
Supplemental Disclosure Of Cash Flow Information		
Interest paid	**$ -**	$ 1,270
Shares issued for interest in mineral property	**$ -**	$ 1,450,000
Cash and Cash Equivalents Consist Of:		
Cash	**$ 452,280**	$ 335,319

The accompanying notes are an integral part of these financial statements.

THUNDER SWORD RESOURCES INC.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

1. NATURE OF OPERATIONS AND ABILITY TO CONITNUE AS A GOING CONCERN

Thunder Sword Resources Inc. (the "Company") is a public company trading on the TSX Venture Exchange. The Company was incorporated on September 13, 1979 incorporated under British Columbia legislation and is engaged in the exploration of mineral properties, as well as the importation and resale of magnesium chloride. As at October 31, 2007, the Company was in the exploration stage and has interests in mineral properties in Canada.

These financial statements have been prepared on the basis of generally accepted accounting principles as applicable to a going concern. Those principles contemplate the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they come due.

The Company has not yet determined whether its mineral properties contain reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral properties in accordance with industry practice, the ability of the Company to obtain necessary financing to complete development of its mineral properties and upon future profitable production.

The Company has incurred substantial operating losses since its inception and has a working capital deficiency of $402,268 at October 31, 2007. The future viability of the Company will depend upon its ability to continue to obtain adequate financing and commence profitable business operations.

If the going concern assumptions were not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

2. CHANGE IN ACCOUNTING POLICY

Accounting Policy change for Valuation of Warrants included in a Unit Offering

The Company adoption of the policy to bifurcate Unit Offerings has been applied retroactively. Bifurcation of the Unit Offering values the warrants included in the Unit Offering and reduces the value of the shares issued by the same amount. As a result of the adoption, Warrants disclosed as at October 31, 2006 increased from $NIL to $980,850 and Share Capital decreased from $7,867,278 to $6,886,428.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Recently adopted accounting pronouncements

Effective November 1, 2006, the Company adopted four new CICA Handbook sections on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

3. **SIGNIFICANT ACCOUNTING POLICIES - Continued**

a) Recently adopted accounting pronouncements - continued

Financial Instruments – Recognition and Measurement

Effective November 1, 2006 the Company adopted CICA Handbook Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires financial assets and financial liabilities be measured at fair value, with certain exceptions.

Financial assets are classified into one of four categories which are accounted for as follows:

- Held-to-maturity investments (measured at cost);
- Loans and receivables (measured at amortized cost);
- Held for trading assets (measured at fair value with changes in fair value recognized in earnings immediately);
- Available-for-sale assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in Other Comprehensive Income until the asset is sold).

Financial liabilities, which include long-term debt and other similar instruments, must be measured at their amortized cost, except for those items classified as held for trading, which must be measured at fair value.

Comprehensive Income

Effective November 1, 2006 the Company adopted CICA Handbook Section 1530 – Comprehensive Income. CICA Section 1530 established standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. These items, which otherwise would not be immediately recorded in income, are now included in a comprehensive income statement which is now required to constitute a complete set of financial statements. During the year ended October 31, 2007, the Company had no changes in its net assets that are not included in the statement of operations.

The adoption of CICA Handbook Sections 1530 and 3855 did not have any impact on the opening equity of the Company or on the operating results for the year ended October 31, 2007.

Equity

CICA Section 3251 established standards for the presentation of equity and changes in equity during the period. Accumulated other comprehensive income is included on the balance sheet as a separate component of shareholders' equity, and includes the foreign currency cumulative translation adjustment.

Hedges

CICA Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company does not have any hedges.

3. SIGNIFICANT ACCOUNTING POLICIES - Continued

b) Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas where management's judgement is applied include the carrying value of mineral properties, amortization of capital assets, future income assets and liabilities and fair value estimates for stock options and warrants. Actual results could differ from management's best estimates as additional information becomes available in the future.

c) Cash and Cash Equivalents

Cash includes cash on hand and demand deposits. Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

d) Inventory

Inventory is stated at the lower of cost and net realizable value. Cost is generally determined on the average cost basis.

e) Capital Assets and Amortization

Capital assets are recorded at cost less accumulated amortization. Amortization is recorded on the diminishing balance basis over the estimated useful lives of the assets as follows:

Production equipment	30%
Computer and office equipment	30%
Vehicles	30%

One-half of the amortization is taken in the year of acquisition.

f) Interest in Mineral Properties

The Company records its interest in mineral properties at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be impairment. The Company defers all exploration expenditures relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or abandoned

Capitalized costs will be amortized on the basis of units produced in relation to proven reserves available on the related property following commencement of production. Mineral properties that are sold before that property reaches the production state will have all revenues from the sale of the property credited against the cost of the property. Properties that have reached the production stage will have a gain or loss calculated based on the portion of the property sold.

3. **SIGNIFICANT ACCOUNTING POLICIES – Continued**

f) Interest in Mineral Properties – continued

In the event that the Company grants an option to a third party to earn an interest in one or more of the Company's mineral properties, all consideration received by the Company pursuant to such agreement is credited first to the acquisition cost of the mineral property on the Company's records. In the event that the consideration exceeds the acquisition cost of the mineral properties, such excess consideration is then credited to the deferred exploration expenditures related to such properties and if an excess of consideration still exists, then such excess is credited to the statement of operations.

The recorded cost of mineral property interests is based on cash paid, the assigned value of share consideration and exploration and development costs incurred. The recorded amount may not reflect recoverable value, as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

The amounts shown for mineral properties and deferred exploration costs represent costs to date and do not necessarily represent present or future values as they are entirely dependent upon the economic recovery of current and future reserves.

g) Impairment of Long-Lived Assets

Long-lived assets and intangibles held and used by the Company are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, the Company will recognize the difference as an impairment loss. Management believes there has been no impairment of the Company's long-lived assets as at October 31, 2007.

h) Asset Retirement Obligations

The fair value of obligations associated with the retirement of tangible long-lived assets is recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset. At October 31, 2007, the fair value of the mineral properties site restoration costs have been determined to be not significant.

i) Revenue Recognition

Revenue from the sale of magnesium chloride is recognized when the product is shipped to the customers and risk of ownership has transferred.

3. SIGNIFICANT ACCOUNTING POLICIES – Continued

j) Loss Per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive. Basic and diluted loss per share are the same for the years presented.

For the years ended October 31, 2007 and 2006, potentially dilutive common shares (relating to warrants outstanding at year-end) totalling 1,674,667 (2006: 1,341,334) were not included in the computation of loss per share because their effect was anti-dilutive.

k) Stock Based Compensation

The Company uses the fair-value based method to account for all stock-based payments to employees and non-employees by measuring the compensation cost of the stock-based payments using the Black-Scholes options valuation model. The fair value of the stock-based compensation is charged to income over their vesting periods with a credit to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Black-Scholes option valuation model requires the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate.

l) Income Taxes

The Company uses the asset and liability method of accounting for income taxes whereby future income tax assets are recognized for deductible temporary differences and operating loss carry-forwards, and future income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for income tax and financial reporting purposes. Future income tax assets are recognized only to the extent that management determines that it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

m) Warrants

Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value using the weighted-average method to determine the fair value of warrants issued.

n) Recently issued accounting pronouncements

In December 2006, the CICA issued three handbook sections which apply to fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact of these new handbook sections on the financial statements and will adopt the sections commencing November 1, 2007:

3. SIGNIFICANT ACCOUNTING POLICIES – Continued

n) Recently issued accounting pronouncements – continued

Financial Instruments – disclosures

Section 3862 describes the required disclosures related to the significance of financial instruments on the Company's financial position and performance and the nature and extent of risks arising for financial instruments to which the entity is exposed and how the entity manages those risks. This section complements existing handbook section 3855, Financial instruments - recognition and measurement, section 3863, Financial Instruments - presentation and 3865 - Hedges.

Financial Instruments – presentation

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. This section complements the existing handbook section 3861, financial instruments - disclosure information about a Company's capital and how it is managed to enable users of financial statements to evaluate the Company's objectives, policies and procedures for managing capital.

Capital disclosures

Section 1535 establishes standards disclosing information about a Company's capital and how it is managed to enable users of financial statements to evaluate the Company's objectives, policies and procedures for managing capital.

4. CAPITAL ASSETS

	2007		
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
Computer and office equipment	$ 14,426	$ 13,624	$ 802
Production equipment	59,725	38,560	21,165
Vehicles	12,375	5,328	7,047
	$ 86,526	$ 57,512	$ 29,014

	2006		
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
Computer and office equipment	$ 14,426	$ 13,392	$ 1,034
Production equipment	42,803	33,099	9,704
Vehicles	5,375	3,808	1,567
	$ 62,604	$ 50,299	$ 12,305

5. INTEREST IN MINERAL PROPERTIES

a) Sault Ste. Marie Mining Division, Province of Ontario

The Company owns a 100% interest in 42 mineral claims located in the Sault Ste. Marie Mining Division, Ontario. The claims are subject to a 2% net smelter royalty.

b) Saskatchewan Claims

By an agreement dated February 28, 2006, the Company acquired an option to earn a 51% interest in a number of mineral claims located in Saskatchewan, Canada comprising a total of 74,772 hectares. The agreement is subject to a 1.5% production royalty.

In order to earn its interest, the Company was required to pay $1,000,000 in two instalments of $500,000 each (both paid), issue 5,000,000 common shares at a value of $0.29 per share (issued), and reimburse expenses to the optionor for a seismic survey program (paid).

In addition, the Company was required to incur minimum exploration expenditures of $1,000,000 by October 1, 2006 (incurred) and further expenditures whose terms were subsequently amended.

By an amending agreement dated October, 2006, it was agreed the Company would earn and be vested an undivided interest in the mineral claims in the course of the agreed expenditures. It was agreed the Company had earned a 15.37% interest in the claims as a result of the payment of the first $500,000 instalment, the reimbursement of the seismic study program expenses and the issue of 5,000,000 common shares. The Company received a further 2.44% interest on payment of second $500,000 instalment. For each $1,000,000 of exploration expenditures incurred the Company will receive a further 4.88% ownership interest in the claims that will vest, up to a total maximum interest of 51%.

On April 27, 2007 the Company, together with the optionor of the Saskatchewan claims, entered into a Mining Option Agreement with Tribune Uranium Corp. ("Tribune") by which Tribune will acquire 26% of certain of the Saskatchewan claims, reducing the Company's maximum interest in those claims to 25%. To earn the 26% interest Tribune must pay to the Company $500,000 (received) and reimburse the Company $444,313 (received) for amounts in excess of the required calendar year 2006 assessment expenditures attributable to the property which can be carried forward to calendar year 2007 and committing to expend a further $2,555,687 by October 1, 2008.

5. INTEREST IN MINERAL PROPERTIES – Continued

Costs incurred on mineral properties are as follows:

	2007	2006
Ontario claims		
Acquisition and exploration costs	$ 87,627	$ 82,627
Saskatchewan claims		
Acquisition		
Cash	$ 1,000,000	$ 500,000
Shares	1,450,000	1,450,000
Cash received from option of property	(500,000)	-
	1,950,000	1,950,000
Deferred exploration		
Aerial survey	804,643	804,643
Geological	943,090	248,517
Reimbursements	(558,598)	-
	$ 3,139,135	$ 3,003,160
Total	$ 3,266,762	$ 3,085,787

6. SHARE CAPITAL

a) Authorized

Unlimited number of common shares without par value
Unlimited number of preference shares without par value

b) Issued and Fully Paid – Common Shares

	SHARES	AMOUNT
Balance, October 31, 2005	9,818,118	$ 4,311,850
Shares issued for cash, net of commissions of $151,160	1,341,334	1,860,841
Less: value assigned to warrants		(980,850)
Shares issued for mineral property	5,000,000	1,450,000
Shares issued for cash on exercise of stock options	601,460	90,219
Transfer from contributed surplus on exercise of stock options	-	154,368
Balance, October 31, 2006	16,760,912	6,886,428
Shares issued for cash	333,333	500,000
Less: value assigned to warrants		(199,150)
Balance, October 31, 2007	17,094,245	$ 7,187,278

6. SHARE CAPITAL – Continued

b) Issued and Fully Paid – Common Shares – continued

On April 25, 2007 the Company issued 333,333 units at a price of $1.50 per unit for gross proceeds of $500,000. Each unit consists of one common share and one share purchase warrant, entitling the holder to purchase one additional common share for each warrant held at a price of $1.75 per share up to April 25, 2009.

On October 18, 2006, the Company issued 1,341,334 units at a price of $1.50 per unit for gross proceeds of $2,012,001. Each unit consists of one common share and one share purchase warrant, entitling the holder to purchase one additional common share for each warrant held at a price of $2.00 per share up to October 18, 2008. The Company may accelerate the exercise date of the warrants if the Company's shares trade in excess of $2.50 per share for a ten day consecutive period, by giving the warrant holders 30 days written notice and issuing a press release. The Company paid commissions of $151,160 relating to this placement.

On October 18, 2006, the Company issued 5,000,000 common shares to the optionor of the Saskatchewan property at a price of $0.29 per share, pursuant to the agreement dated February 28, 2006 (Note 5 (b)).

On February 1, 2006, the Company issued 601,460 common shares for total proceeds of $90,219 on the exercise of directors' stock options. The fair value amount recorded as contributed surplus, on the granting of these stock options, was transferred to share capital at the date of the exercise.

c) Share Purchase Options

Effective March 12, 2003, the Company adopted a stock option plan. The plan provides for the grant of incentive stock options for up to 10% of the issued and outstanding common shares to employees, directors and officers of the Company. Options are granted for a term not to exceed five years from the date of grant. The plan contains no vesting requirements.

A summary of the changes in stock options granted for the years ended October 31, 2007 and 2006 is presented below:

	NUMBER OF SHARES	EXERCISE PRICE
Balance, October 31, 2005	601,460	$ 0.15
Exercised	(601,460)	(0.15)
Balance, October 31, 2007 and 2006	-	$ -

As at October 31, 2007 and 2006, there were no outstanding stock options.

6. SHARE CAPITAL -Continued

d) Warrants

A summary of warrants issued by the Company and their status at October 31, 2007 and 2006 and the changes for the years ending on those dates is presented below:

	WEIGHTED AVERAGE NUMBER OF SHARES	EXERCISE PRICE
Balance, October 31, 2005	-	$ -
Issued, expiring October 18, 2008	1,341,334	$ 2.00
Balance, October 31, 2006	1,341,334	$ 2.00
Issued, expiring April 25, 2009	333,333	$ 1.75
Balance, October 31, 2007	1,674,667	$ 1.95

The fair value of the 333,333 warrants issued pursuant to a private placement of units in April 2007 was approximately $199,150 and was calculated using the Black-Scholes model with the following assumptions: expected dividend yield of 0%; expected volatility of 139%; risk-free interest rate of 4.2%; with an expected life of 2 years.

The fair value of the 1,341,334 warrants issued pursuant to a private placement in October 2006 was approximately $980,850 and was calculated using the Black-Scholes model with the following assumptions: expected dividend yield of 0%; expected volatility of 133%; risk-free interest rate of 4.1%; with an expected life of 2 years.

7. INCOME TAXES

The Company has accumulated non-capital losses of approximately $1,658,000 available to reduce future years' taxable income. These losses expire as follows:

2008	$ 168,000
2009	109,000
2010	156,000
2011	230,000
2015	185,000
2026	372,000
2027	438,000
	$ 1,658,000

In addition, subject to certain restrictions, the Company has Canadian exploration and development expenditure of approximately $3,267,000 that are available to reduce future years' taxable income.

The Company also has accumulated capital losses of approximately $88,000, which may be carried forward indefinitely and applied against future capital gains.

7. INCOME TAXES – Continued

A reconciliation of the income tax provision computed at the statutory rates to the reported income tax provision is as follows:

	2007	2006
Statutory tax rate	34%	34%
Expected income tax recovery	$ (143,000)	$ (129,000)
Non-deductible expenses	1,000	1,000
Share issue costs	(10,000)	(10,000)
Change in tax rates	47,000	-
Unrecognized tax losses	105,000	138,000
Income tax expense	$ -	$ -

Significant components of future income tax assets of the Company are as follows:

	2007	2006
Non-capital losses carried forward	$ 522,000	$ 475,000
Capital assets	30,000	30,000
Capital losses	14,000	15,000
Share issue costs	28,000	41,000
Less: Valuation allowance for future income tax assets	(594,000)	(561,000)
Future tax asset recognized	$ -	$ -

A valuation allowance has been recorded to reduce the net benefit recorded in the financial statements related to these future tax assets. The valuation allowance is recorded as a result of the more likely than not uncertainty associated with the ultimate realization of these tax assets.

8. RELATED PARTY TRANSACTIONS

The following summarizes the Company's related party transactions for the year:

a) Rent

During the year, the Company paid or accrued rent of $6,000 (2006 - $6,000) to a company controlled by a spouse of a director.

b) Consulting Services

During the year, the Company paid or accrued consulting fees of $60,000 (2006 - $60,000) to directors.

c) Due to Related Parties

The amount due to related parties consists of loans owing to a director and a company controlled by a spouse of a director. The loans bear interest at 10% per annum, are unsecured and are without specified terms of repayment. For the years ended October 31, 2007, interest expense of $55,833 (2006 – $26,282) has been recorded on these loans.

THUNDER SWORD RESOURCES INC.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

9. COMPARATIVE FIGURES

Certain comparative figures of the Company for October 31, 2006 have been reclassified to conform with the current year's presentation.

10. SEGMENTED INFORMATION

The Company operates two segments, importation and resale of magnesium chloride and mineral property exploration.

	Importation and Resale of Magnesium Chloride		Mineral Property Exploration	
	2007	2006	**2007**	2006
For the year ended October 31				
Sales	**$ 23,350**	$ 26,600	$ -	$ -
Cost of sales	**15,817**	17,957	-	-
Gross profit	**$ 7,533**	$ 8,643	$ -	$ -
Assets	**$ -**	$ 8,543	**$ 3,793,654**	$ 3,507,026

Amended

FORM 52-109F1 – CERTIFICATION OF ANNUAL FILINGS

I, Siegfried Naguschewski, President, Chief Financial Officer of Thunder Sword Resources Inc.,

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Thunder Sword Resources Inc. (the issuer) for the annual period ending October 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. As the sole certifying officer I am responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and I have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under my supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 13, 2008

"S. Naguschewski"
Signature
President & Chief Executive Officer

Amended

FORM 52-109F1 – CERTIFICATION OF ANNUAL FILINGS

I, Siegfried Naguschewski, President, Chief Executive Officer of Thunder Sword Resources Inc.,

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Thunder Sword Resources Inc. (the issuer) for the annual period ending October 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. As the sole certifying officer I am responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and I have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under my supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 13, 2008

"S. Naguschewski"

Signature

President & Chief Executive Officer

82-1260

THUNDER SWORD RESOURCES INC.

Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED OCTOBER 31, 2007

This Management's Discussion and Analysis ("MD&A") prepared as of February 25, 2008, supplements, but does not form part of the audited annual financial statements of the Company and the notes thereto for the year ended October 31, 2007. Consequently, the following discussion and analysis of the financial condition and results of operations of Thunder Sword Resources Inc. (the "Company" or "Thunder Sword"), should be read in conjunction with the audited annual financial statements for the year ended October 31, 2007 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") consistently applied.

Certain statements contained in the following MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Additional information related to the Company can be found on the SEDAR website (www.sedar.com) and on the Company's website (thundersword.com)

OVERVIEW

The Company is engaged in the exploration, development and exploitation of resource properties, including mineral and energy related commodities.

As noted in our earlier report, 2006 and early 2007 were generally good periods for the energy markets generally, with record prices being set for most energy related commodities. However in mid to late 2007 we began to see an overall market correction in the energy sector, which still continues to exist today. Industry experts however, despite market corrections generally, continue to suggest that the demand for most resource based commodities will continue to surge while the supply side will remain very much in question for the foreseeable future. With this in mind, management continues to direct its efforts on creating shareholder value by participating in and seeking out potential joint venture participation in exploration prospects directed at the energy resource sector, with particular focus being given to uranium exploration, in Canada and the United States. As earlier reported by the Company, we are currently participating as a joint venture partner in excess of 74,772 hectares of prospective uranium claims in the Athabasca Basin, Saskatchewan. Despite a downturn in market conditions for junior resource prospects generally, we continue to be very excited by the potential these large claim areas have, and we look forward to reporting on our activities as we proceed into 2008.

Uranium prices have increased dramatically since the historic lows of 2001 and continued to reach new highs until mid 2007 wherein they have settled to more stable prices. For the most part, this price strengthening reflected tightening supply and recognition that new investment is needed to encourage exploration for additional reserves and to build new mines. This demand and supply paradigm has not however changed. By 2050, world energy consumption will double and demand for electricity will triple. A recent Forbes magazine cover story, entitled Going Nuclear, analyzed uranium's recent price surge, "One reason the price of uranium should keep escalating is that producers are only starting to ramp up to meet the strong demand. Utilities globally need 180 million pounds of uranium annually, but at this point a mere 108 million pounds are coming out of the ground."

Canada has a vast supply of uranium in high-concentration deposits, mostly in northern Saskatchewan's Athabasca Basin, where the Company continues to focus its exploration efforts. The Athabasca Basin occupies an area of about 100,000 sq km in northern Saskatchewan and accounts for approximately 30% of global primary uranium production making them the #1 producer in the world. Since 1968, 18 deposits totaling over 1.4 billion pounds of uranium have been discovered in the region. In 1975, the richest open pit deposit in the world was discovered by Cameco at Key Lake. Key Lake is currently the largest high grade uranium milling operation in the world with an annual production capacity of 18 million pounds. Canada's uranium mining industry has sales in the order of half a billion dollars per year.

Joint Venture Participation - Athabasca Basin Saskatchewan

As noted earlier, the Company has optioned seven groups of properties comprising a total of 22 claims with an area of 74,772 hectares ("Upper Dufferin Lake Claims"). These claims are located along the southern margin of the Athabasca Basin.

In order to fully exercise the option, Thunder Sword is required to pay the Optionor, 101073531 Saskatchewan Ltd., a total of $1,000,000, of which $500,000 was paid in October 2006 upon the Option Agreement having been accepted by the TSX Venture Exchange, with the balance paid on or before October 1, 2007. In addition the Company completed and closed a $2 million private placement financing at $1.50 per Unit, comprised of one share and one warrant at $2.00 per share expiring October 2008. The proceeds from the placement were used to pay the Company's initial $1.5 million in expenditure and fee obligations on the Optioned Claims, and for general working capital. In addition to meeting its financial commitments to date, the Company also issued the Optionor 5,000,000 shares of the Company as per the Option Agreement.

In consideration of the payments made to date under the Option Agreement, as amended, Thunder Sword has as at October 31, 2007 vested approximately a 27.5% interest in the Option Claims. To earn its full 51 % interest, Thunder Sword was obligated under the Option Agreement to incur an additional $3,000,000 in exploration expenditures on or before October 1, 2007 and a further $4,000,000 in exploration expenditures on or before October 1, 2008. These dates have been extended due to delays in the operator, who is also the Optionor, acquiring access and permitting for certain of its prospects.. The Optionor acknowledges the delay and has agreed the dates will be deferred, but at this time no written agreement has been entered into with respect to the deferral. As these expenditures are incurred, the Company will be deemed by the Optionor to have earned an additional 4.88% (approx.) interest in the Optioned Claims for each $1 million in expenditures.

On February 19, 2007 the Company announced that it has entered into a Letter of Intent (LOI) with each of Tribune Resources Corp. (Tribune) and 101073531 Saskatchewan Ltd. (Sask Co.) whereby Tribune was given the right to acquire a 26% interest in certain of its leases covering 34,374 hectares of the Company's existing 74,772 hectares (the "N Claims") located within the Athabasca Basin, Saskatchewan. The Company and Tribune finalized and received TSX approval to their option agreement, with both parties proceeding to continue with ongoing exploration programs, including the intent to proceed with a stage 1, 4000 meter drill program on the Botham Lake leases. The drill program was delayed from its initial October 2007 proposed start date due to permitting issues generally associated with the newly elected Provincial government and local native interests. Permits were eventually issued with pre drill logistical work commencing in November and December 2007.

The JV claim areas included in the LOI are as follows:

Location	Area (ha.)
Virgin Lake	1,985 ha
Dufferin Lake – East	13,290 ha
American /Botham Lake	19,099 ha.
TOTAL	34,374 ha.

Under the terms of the option agreement, Tribune has the right to earn a 26% interest in the JV Claims from the Company subject to Tribune incurring qualifying expenditures on the Claims of $3,000,000, at least $1,500,000. during the 2007 exploration term. The balance of the $3,000,000 must then be incurred by October 1, 2008. During this earn-in period, Tribune will be obligated to allocate expenditures such that the Claims remain in good standing with respect to the assessment work required by the Province of Saskatchewan until September 30, 2008. Thereafter, the parties will form a formal operating joint venture in respect of such JV Claims whereby they will pay ongoing exploration and assessment costs on a rotate basis. In addition to the above property expenditures, Tribune has paid the Company the Lease acquisition fee of $500,000 and has reimbursed the Company for all 2006 assessment credits paid by the Company attributable to the Claims which were carried forward into 2007. During the quarter ended April 30, 2007 the Company received reimbursement of the amounts totaling $444,313. The amount reimbursed will be credited towards the $1.5 million 2007 expenditure obligation of Tribune, as referred to above.

In consideration of the Company entering into the proposed JV agreement with Tribune, the Optionor has agreed with the Company that all expenditures incurred by Tribune on the JV Claims will be fully credited towards the earning requirements set out in the Option Agreement as between the Optionor and the Company on the full 74,772 hectares. Assuming Tribune earns its full interest in the JV Claims and expends the $3 million in work assessments, the $3 million in expenditures will then be credited by the Optionor towards the Company's 2007 and 2008 earning expenditures under the Option Agreement. This will result in the Company being vested with a fully earned 51 % interest in the JV Claims (of which 26% will be assigned to Tribune) and an additional 14.6% interest in the remaining 40,000 hectare claims covering the Dufferin West, Kercher Lake and Cluff Lake Areas.

Management is excited by the proposed joint venture in that it will both expedite the vesting of the Company's interest in both the JV Claims, to which the Joint Venture is subject, and will further allow the Company to focus its other exploration efforts on its remaining properties, in particular the Dufferin West area, where as earlier announced, Cameco has made significant discoveries of uranium. The Company is pleased to report that Tribune received TSX approval of the Option Agreement after having commissioned an updated 43-101 report in respect of the subject claims. In addition, to its obligations under the LOI, Tribune earlier paid to the Company "good faith payments" in the aggregate sum of $694,313. This amount represents payment of an initial $250,000 lease acquisition cost and the balance of $250,000 which was due and payable June 1, 2007; and reimbursement for exploration expenses already undertaken on the claims by the Company as qualifying assessments for 2007.

The Company continues to review recently completed ground geophysics and other work on various claims and will be working with its partners to establish a going forward exploration program and designing a stage 1 drill program on Botham Lake, to be carried out in the winter of 2007 – 2008.

Ongoing Exploration on Optioned Claims

Thunder Sword continues to aggressively explore and develop its 74,772ha Uranium Claims, adding value further identifying prospective high grade drill target areas and creating opportunities and value for its Shareholders.

In initially assessing its Athabasca Basin Uranium claims, Dr. Joe Montgomery, Ph.D, P.Eng. in his N43-101 Report, dated May 26, 2006, prepared for the Company, said the Upper Dufferin Lake Claims have many of the attributes which have been found in past and existing uranium deposits of the Eastern Athabasca Basin and were, in his opinion, considered to be very prospective for uranium deposits. A two phase program of exploration was recommended. The proposed program was carried out consisting of airborne magnetic and electromagnetic surveys and is now being followed up by detailed ground surveys of anomalous areas. We feel confident that our decisions to focus our ongoing efforts on the exploration and potential exploitation of our uranium related projects will serve to add value to the Company and you, its shareholders over many years to come.

The Company is continuing to work with two of the most active geophysical companies in the Athabasca Basin, providing the Company with the most technically advanced data and interpretation reports available for each of the 22 dispositions. An airborne geophysical survey was undertaken in 2006. The results from the airborne data and recent ground geophysics on various claims show conductive responses in each of the areas held, and indicators correspond well with the information gathered from the original satellite imagery used in the selection process. These are very encouraging results for the company. A Spring and Summer 2007 exploration program has been initiated. These programs include line-cutting grids and ground geophysics to follow up the airborne-indicated conductors.

Patterson Geophysics has already provided follow-up recommendations for a ground program on the American Lake/Botham Lake claims and the Dufferin West Claims. These properties were covered by the Company's Spring and Fall 2006 programs with a GEOTEM and MEGATEM Airborne Survey. The data indicates numerous conductive zones in each of these areas. Close to 20 km of strong conductors have been pointed out in the Botham Lake report and suggestions for detailed work have been made. Located on the southern edge of the Basin, this region is geologically similar to that found in the Key Lake area. Key Lake is home to a high grade uranium mine.

The deeper penetrating MEGATEM survey was required on the Dufferin Lake property and all the additional claims and early interpretation reports indicate positive results for the Company.

Thunder Sword is well positioned in the highly prospective and very active Dufferin Lake/Virgin River area. This region has had high levels of exploration activity for over 25 years, but with grades recently reported by Cameco where they intersected 18.3% U3O8 over 5.3 metres in drill hole VR-22W2 and 6.72% U3O8 over 5.2 metres in drill hole VR-024, the interest in the Company's offsetting claims Dufferin West and East Claims is ever increasing.

As earlier announced, Cameco has also reported significant uranium encounters on their Virgin River Project from a number of other drill holes within 3000 meters and bordering four of Thunder Sword's dispositions including claims S-107633, S-107632, S-107630 and S-107628. Eleven of Thunder Sword's dispositions border the Virgin River Shear Zone and the Dufferin Lake Fault. Thunder Sword's contiguous claims in this area run for 30 km on a NE - SW trend and on strike with numerous conductors.

The Company is initiating ground geophysics on its DWI grid, this work will test a conductor that is coincident with the eastern boundary of the Virgin River Shear Zone and based on a review by Patterson Geophysics, appears to be crosscut by a second structure shown by a weak magnetic high. The Company was advised by Patterson Geophysics, that this same structure also crosses the Dufferin Fault and may be related to Cameco's present area of drilling.

In a different area of interest, 45 km to the east of the Dufferin claims, are the Company's three Kercher Lake claims. Satellite imagery shows a very circular feature near Kercher Lake and it appears to be a possible meteorite impact structure approximately 9 km in diameter. Chosen for this reason, the property's recent airborne data also outlines the crater like feature and a possible central uplift in the middle of the structure. Further details regarding this structure, and its economic potential, are still required.

The Douglas River/Cluff Lake claims are located 30 km southeast of the recently closed Cluff Lake Uranium Mine in the western Athabasca Basin of Northern Saskatchewan. Two claims make up this block of properties. Two separate geophysical companies have stated that the ground hosts targets of interest. "The magnetic signature over this block indicates a dominant NE-SW contact zone in the basement," said the Chief Geophysicist for Fugro Airborne Surveys. Patterson Geophysics states that, "There are several conductors evident; however, a closer look at the data is needed to identify the trends." These are very encouraging results for the company.

Additional data has been taken over the company's Pooky Lake and Virgin Lake claims to provide total coverage of all 22 optioned properties. Excitement is building as the exploration plans come together and Thunder Sword moves towards its next phase of exploration. Selection of the best conductors within the airborne data is taking time to complete. Both Fugro Airborne Geophysics and Patterson Geophysics continue to review the data and early results indicate that Thunder Sword will have very promising follow up targets. During the second quarter of 2007, the Company's focus was in finalizing the ground and airborne geophysics undertaken on its Botham Lake property with the intent of designing and implementing a stage 1 drill program thereon for the winter of 2007 - 2008. The drill program is being designed to test a number of the conductors that were evident on both air and ground geophysics and in correlation to regional and specific local geological information. The Company and Tribune will continue to pursue the exploration objectives on the associated claims so as to vest Tribune with its interest as set out under the option agreement. Additional work on the remaining claims is being reviewed and assembled so as to ensure that all required assessment work is carried out on the remaining as required to keep them in good standing. The Company anticipates that it will be required to undertake an aggressive financing or arrangement so as to aggressively pursue the exploration and development of its remaining claims into 2007 and 2008.

Pilot Harbour Property, Sault St. Marie, Ontario

Our Pilot Harbour property, which is located in the Sault St. Marie Mining Division of Ontario, is comprised of 42 claims (672 hectares), in the Mishibishu Lake area in Ontario, located 4~ miles SW from the Eagle River property presently being mined by River Gold Mines Ltd. The Company owns a 100% nterest in these claims.

The Pilot Harbour property showed soil samples of 2,000 ppb (about 0.06 oz/ton Au) and chip samples revealed gold values ranging from 0.10 oz/ton Au to 3.4 oz/ton Au. Utilizing funds raised from equity sources, the Company has previously focused on exploration of indicated high grade gold deposits, with the corporate objective of production from these deposits.

Magnesium Chloride Sales

Our magnesium chloride was brought in from China from a property in Geermu, located a few kilometers from the City of Geermu in the Caerhan Salt Lake area of Northern China. Caerhan Salt Lake is one of the largest salt lakes in the world and contains concentrations of sodium chloride, potash and magnesium chloride. High grades of magnesium chloride (46%) are found in the tailings from previous mining operations and it is readily available. Magnesium chloride has proven to be one of the most effective solutions for highway de-icing and dust control and numerous other applications. The Company is currently evaluating the financial viability of its magnesium

SELECTED ANNUAL INFORMATION

The following table provides a brief summary of the Company's financial operations for the fiscal years ended October 31 and should be read in conjunction with the Company's audited financial statements for the three most recently completed financial years.

		2007		2006		2005
Sales	$	23,350	$	26,600	$	17,407
Net Loss from operations	$	419,031	$	377,341	$	192,589
Net loss per share (basic and fully diluted)		$0.02		$0.04		$0.02
Total Assets	$	3,793,654	$	3,515,569	$	123,916
Long Term Financial Liabilities	$	-	$	-	$	-
Cash Dividends per share	$	-	$	-	$	-

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going-concern basis.

RESULTS OF OPERATIONS

Please see the above detailed discussions on the Company's properties.

The Company's chemical/environmental division continued development/formulation of magnesium chloride products based on the purity and flexibility of our product. The marketing and production of our fertilizer product has been a further delayed as research and development is continuing. The sound barrier and fire retardant products show a demonstrated market potential, but further testing is necessary before we can launch this product. We continue to hold an inventory of liquefied magnesium chloride and are currently marketing it.

SUMMARY OF QUARTERLY RESULTS

(Canadian dollars - Unaudited, except for the periods ending October 31):

	Quarter ended Oct'31, 2007	Quarter ended July 31, 2007	Quarter ended April 30, 2007	Quarter ended Jan 31, 2007	Quarter ended Oct. 31, 2006	Quarter ended July 31, 2006	Quarter ended April 30, 2006	Quarter ended Jan 31, 2006
Sales	$ 8,585	$ NIL	$ 10,420	$ 4,345	$ 9,434	$ 6,880	$ 7,679	$ 5,136
Gross profit (loss) for the period	$ 2,927	$ (2,016)	$ 5,238	$ 1,384	$ 60	$ 4,500	$ 2,117	$ 1,966
Operating expenses for the period	$ 35,260	$ 126,704	$ 181,389	$ 83,211	$ 174,934	$ 76,549	$ 95,239	$ 39,262
Net Loss for the Period	$ (32,333)	$ (128,720)	$ (176,151)	$ (81,827)	$(174,874)	$ (72,049)	$ (93,122)	$(37,296)
Net loss Per Share - basic & fully diluted	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

Significant expenditures during the quarter ended October 31, 2007 and significant variations from the comparative period in the prior year include:

- Advertising and shareholder relations – $3,708 (2006 - $87,566): As disclosed in the October 31, 2006 MD&A, increased advertising and shareholder relations expenditures were directly related to the Company entering into contracts for investor and shareholder relations with two arms-length companies. The contracts were terminated in the first half of the fiscal year ended October 31, 2007
- Consulting fees – $17,500 (2006 - $16,500): Consulting fess in each period includes $15,000 paid or accrued to directors.
- Filing and transfer fees – $1,120 (2006 - $20,743): Filing fees incurred in the final quarter of the year ended October 31, 2006 reflect the increased filings with regulatory authorities in respect of private placements, property option acquisitions and proposed stock option issuances.
- Interest – $11,687 (2006 - $9,513): Gross interest expense in the current quarter was $15,282, which reflects increased indebtedness to related parties (directors and shareholders) as compared to the comparative period. Interest expense in the periods accrued on amount due to related parties is 2007 - $15,282 and 2006 - $8,503. Interest expense for the quarter was reduced due to reversal of interest accrued in error in a previous quarter on loans from shareholders, in the amount of $3,595.
- Professional Fees – $7,000 (2006 - $28,841): Professional fees in the quarter ended October 31, 2007 relate to accounting ($4,500) and legal fees ($2,500). Professional fees for the comparative quarter ended October 31, 2006 related to legal costs associated with the Company's financing and property option acquisition and an increase in the cost of the Company's annual audit.
- Rent - $8,774 (2006 - $10,345): Rent includes $1,500 (2006 - $1,500) paid to a company controlled by the spouse of a director. Rent expense in the current quarter is less than that of the comparative period as the Company's Vancouver office was closed in the final quarter of the 2006 fiscal year.

Significant expenditures during the year ended October 31, 2007 and significant variations from the comparative period in the prior year include:

- Advertising and shareholder relations – $166,005 (2006 - $113,965): During the 2006 fiscal year the Company entered into contracts for investor and shareholder relations with two arms-length companies. During 2007 these contracts were terminated. The total cost of the two contracts was $156,130 for 2007 and $113,965 for 2006.
- Consulting fees – $77,500 (2006 - $75,000): Consulting fess in each year includes $60,000 paid or accrued to two directors plus amounts paid to an arms-length party for office and research service.
- Filing and transfer fees – $18,772 (2006 - $34,709): The higher level of filing fees in the prior period reflect filing fees associated with the private placement in 2006, filings related to the acquisition of the property options in Saskatchewan and proposed stock options. The current year is indicative of the more normal level of expenditure for filing and transfer fees.
- Interest – $55,832 (2006 - $26,552): Interest expense in the current period reflects increased indebtedness to directors and shareholders as compared to the prior period. Interest expense in the period related to interest accrued on amounts due to a director is $38,477 (2006 - $18,811) and due to shareholders is $17,355 (2006 - $6,470). Interest expense in the prior period includes interest on amounts due to directors.
- Professional Fees – $51,022 (2006 - $60,269): In the past two years professional fees have risen substantially due to a combination of company activity resulting in higher legal fees and increases in the cost of the annual audit. Professional fees are comprised of:
  1. Legal fees – in 2007 legal fees amounted to $17,003 related to amendments to the Saskatchewan property option and other minor costs. In 2006 the Company incurred legal fees in the amount of $44,857 associated with the Company's acquisition of the option on the Saskatchewan properties and related private placement;
  2. Audit fees – in 2007 the Company has record audit fees totaling $26,400 (comprised of $10,000 accrual for the 2007 and $16,400 paid on the 2006 audit) as compared to $15,700 recorded in 2006 for fees paid and accruals. Expenses of the prior quarter include legal fees related to general corporate matters and a $17,000 settlement of legal fees not previously recorded in the accounts of the Company and year-end audit fees billed in the quarter but not accrued as at the year end; and
  3. Accounting fees – as a result of more complex accounting requirements, during 2007 the Company engaged accountants to assist in the preparation of quarterly and annual financial statements at a cost of $7,620.
- Rent - $37,079 (2006 - $42,399): Throughout the 2007 fiscal year the Company paid rent of $6,000 (2006 - $6,000) for its Richmond office location to a company controlled by the spouse of a director and $ 31,812 (2006 - $28,261) for its storage yard related to the magnesium sales business. During the year a refund in the amount of $733 was received related to the Company's former office located in the Vancouver business core. In the 2006 fiscal year the company paid $8,138 for rent of the Vancouver office.

The Company has recorded losses in all of the previous eight financial quarters, and expects to continue to record losses until such time as the Company's exploration activities determine the existence of economically recoverable reserves on its mineral properties or sales of magnesium chloride increase to the point of profitability.

LIQUIDITY

The Company is engaged in mineral exploration and development and sales of magnesium chloride and has limited cash flow from operations; it must rely on equity financing and/or related party advances to meet its administrative and overhead expenses, and to pursue its objectives. Cash on hand at October 31, 2007 was $452,208 (October 31, 2006 - $335,319). At October 31, 2007 the Company had a working capital deficiency of $402,268 (October 31, 2006 – $285,553) which include advances from related parties totaling $605,710 (October 31, 2006: - $497,434). Amounts due to related parties include amounts due to directors, in the amount of $605,710 which bears interest at 10% per annum and payable on demand.

CAPITAL RESOURCES

The Company's ability to raise additional funds from the equity markets will largely depend upon general market conditions, the Company's ability to achieve certain exploration milestones and its ability to acquire new properties.

Shares Authorized: Unlimited number of common shares without par value

Unlimited number of preference shares without par value

Shares Issued: 17,094,245 common shares without par value

There are no stock options outstanding at the date of this report.

There are 1,674,667 share purchase warrants outstanding. The warrants are exercisable at $1.75 until April 25, 2009 as to 333,333 warrants and at $2.00 until October 18, 2008 as to 1,341,334 warrants.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no Off-Balance Sheet arrangements.

RELATED PARTY TRANSACTIONS

The following summarizes the Company's related party transactions for during the period ended October 31, 2007:

a) Rent

   The Company paid or accrued rent of $6,000 (2006 - $6,000) to a company controlled by a spouse of a director.

b) Management Services

   The Company paid or accrued consulting fees of $60,000 (2006 - $60,000) to directors for management services.

c) Interest

   The Company accrued interest on loans from directors in the amount of $55,833 (2006 - $26,282). Amounts due to related parties total $605,710 (2006 - $497,434) due to a director and a company controlled by the spouse of a director which bear interest at 10% per annum, are unsecured, and are without specific terms of repayment.

FOURTH QUARTER

Throughout the 2007 fiscal year the Company did not receive regular invoices from the operator of the exploration on the Saskatchewan properties. As a result, the Company accrued estimated costs based upon the exploration budget and communication with the onsite personnel.

In the course of preparation of the 2007 annual financial statements the operator provided an accounting for exploration costs for the year which was for amounts less than what had been accrued. The Company has reviewed and accepted the accounting. As a result, during the fourth quarter the Company has recorded a reversal of the accrual, in the amount of $164,473, resulting in a reduction in both Interest in Mineral Properties and Accounts payable and accrued liabilities of $164,473.

PROPOSED TRANSACTIONS

None

CRITICAL ACCOUNTING ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations, including the discussion on liquidity and capital resources, are based on its financial statements that have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management re-evaluates its estimates and judgments, particularly those related to the determination of the impairment of long-lived assets. Management bases its estimates and judgments on historical experience, contractual arrangements and commitments and on various other assumptions that it believes are reasonable in the circumstances. Changes in these estimates and judgments will impact the amounts recognized in the consolidated financial statement and the impact may be material. Management believes significant estimates and assumptions include those related to the recoverability of mineral properties and deferred exploration expenditures, estimated useful lives of capital assets, determination as to whether costs are expensed or deferred and asset retirement obligations.

Critical accounting estimates used in the preparation of the financial statements include the assumption the Company is a going concern, recoverable value of its mineral properties, asset retirement obligations and valuation of stock-based compensation. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company's control.

Going Concern

The Company's financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced recurring losses, has not generated profitable operations since inception and as at October 31, 2007 has accumulated losses of $5,473,770 since inception. Should the Company be unable to continue as a going concern, the realization of assets may be at amounts significantly less than carrying values. The continuation of the Company as a going concern is dependant on its ability to obtain additional equity capital to finance existing operations, attaining commercial production from its mineral properties, and attaining future profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Mineral resource properties

The Company records its interest in mineral resource properties at cost. Direct costs relating to the acquisition, exploration and development of mineral properties, less recoveries, are deferred until such time as the properties are either put into commercial production, sold, determined not to be economically viable or abandoned.

If the property is placed into production, deferred costs would be amortized over the estimated life of the mineral property. The deferred costs would be written off if the property is sold or abandoned. If it is determined that the carrying value of a property exceeds its net recoverable amount as estimated by management, or exceeds the selling value of the property, a provision is made for the decline in value and charged against operations in the year of determination of value.

The amounts shown for mineral resource properties and related deferred costs represent costs incurred to date, less write-offs and recoveries, and do not necessarily reflect present or future values of the particular properties.

Asset retirement obligations

The Company's exploration activities are subject to various laws and regulations for federal, regional and provincial jurisdictions governing the protection of the environment. These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. In the future the Company may be liable for expenditures required to comply with such laws and regulations but cannot predict the amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements.

Stock-based compensation

The Company uses the fair-value based method to account for all stock-based payments. Fair value is calculated using the Black-Scholes option-pricing model, which require the input of highly subjective assumptions, including, expected price volatility, estimated timing of the exercise of the stock based instrument and a risk free discount rate. The fair value of the compensation cost is recorded as a charge to net earnings based over the vesting period with a credit to contributed surplus.

Future Income Taxes

The Company uses the asset and liability method of accounting for income taxes whereby future income tax assets are recognized for deductible temporary differences and operating loss carry-forwards and future income tax liabilities are recognized for taxable temporary differences. Future income tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment or substantive enactment. The actual income tax rate that may be in effect at the time future income tax assets are realized or future income tax liabilities come due will depend upon the income tax rate(s) in effect at the time.

CHANGES IN ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION

Accounting Policy change for Valuation of Warrants included in a Unit Offering

The Company adoption of the policy to bifurcate Unit Offerings has been applied retroactively. Bifurcation of the Unit Offering values the warrants included in the Unit Offering and reduces the value of the shares issued by the same amount. As a result of the adoption, Warrants disclosed as at October 31, 2006 increased from $NIL to $980,850 and Share Capital decreased from $7,867,278 to $6,886,428.

Recently Adopted Accounting Policies

Effective November 1, 2006, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") Handbook requirements related to accounting for Financial Instruments (Section 1530, "Comprehensive Income", Section 3251 "Equity", and Section 3855 "Financial Instruments-Recognition and Measurement").

Section 1530 "Comprehensive Income"

Section 1530 introduced a new requirement to present certain revenues, expenses, gains and losses arising from transactions and other events from non-owner sources, that otherwise would not be immediately recorded in income, in a comprehensive income statement which is now required to constitute a complete set of financial statements. The accumulated effect of comprehensive income or loss is found in shareholders' equity section of the Consolidated Balance Sheet as Accumulated Other Comprehensive Income.

Section 3855 "Financial Instruments-Recognition and Measurement"

Section 3855 requires financial assets and financial liabilities be measured at fair value, with certain exceptions.

Financial assets are classified into one of four categories which are accounted for as follows:

- Held-to-maturity investments (measured at cost);
- Loans and receivables (measured at amortized cost);
- Held for trading assets (measured at fair value with changes in fair value recognized in earnings immediately);
- Available-for-sale assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in Other Comprehensive Income until the asset is sold).

Financial liabilities, which include long-term debt and other similar instruments, must be measured amortized cost, except for those classified as held for trading, which must be measured at fair value.

The adoption of CICA Handbook Sections 1530, 3251, 3855 and 3865 did not have any impact on the opening equity and deficit of the Company or on the operating results for the year ended October 31, 2007.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, accounts payable and accrued liabilities and due to related parties. On November 1, 2006 the Company adopted CICA Handbook Section 1530 "Comprehensive Income", Section 3251 "Equity, Section 3855 "Financial Instruments – Recognition and Measurement and Section 3865 "Hedges" as disclosed in Note 3(a) of the Company audited financial statements for the year ended October 31, 2007.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROLS AND RISK FACTORS

Disclosure Controls

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management's discussion and analysis, management evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, management has concluded that, as of the end of the period covered by this MD&A, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. There have been no changes in the Company's disclosure controls that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company's disclosure controls.

Internal Controls and Procedures

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the year ended October 31, 2007.

The Company identified certain material weaknesses and the need for improvement of controls and procedures due to limited segregation of duties. This weakness and its related risks are not uncommon in a company of the size of Avalanche Minerals Limited, because of the limitations of the number of staff.

Management is taking appropriate steps to further analyze areas of weakness, improve controls and reduce risks by engaging a qualified Chief Financial Officer, taking active steps to design and implement procedures, including written documentation of these procedures and an increased oversight from the Board with more regularly-scheduled meetings. With these measures the Company aims at reducing the likelihood of a material misstatement or untimely disclosure in financial reporting. However, at present there is no assurance that this risk can be reduced to less than a remote likelihood.

Risk Factors

Development-stage mineral exploration companies face a variety of risks and, while unable to eliminate all of them, the Company aims at managing and reducing such risks as much as possible.

Few exploration projects successfully achieve development due to factors that cannot be predicted or anticipated, and even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them, and employs experienced consulting to assist in its risk management and to make timely adequate decisions.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties.

The price of the commodities being explored is also a significant risk factor, as a substantial decline in their price could result in a decision to abandon a specific project.

Environmental laws and regulation could also impact the viability of a project. The Company has ensured that it has complied with these regulations, but there can be changes in legislation outside the Company's control that could also add a risk factor to a project.

Operating in a foreign country has legal, political and currency risk that must be carefully considered to ensure their level is commensurate to the Company's assessment of the project.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com

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